                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934 (Fee required)

      For the fiscal year ended December 31, 2003

                                       Or

[ ]   Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

      For the transition period from _____________ to ___________

      Commission file number ____________________________________

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            CUTLER-HAMMER DE PUERTO RICO COMPANY RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Eaton Corporation, 1111 Superior Avenue,
            Cleveland, Ohio  44114-2584

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                (Name of Plan)
                                           CUTLER-HAMMER DE PUERTO RICO COMPANY
                                           RETIREMENT SAVINGS PLAN

Date: June 28, 2004                   By:  Eaton Corporation Pension
                                           Administration Committee

                                           By:  /s/ B. K. Rawot
                                                --------------------------
                                                       Signature)
                                               B. K. Rawot
                                               Vice President and Controller
                                               Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan
December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002
                        and Year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm..................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................  2
Statement of Changes in Net Assets Available for Benefits................  3
Notes to Financial Statements............................................  4

Supplemental Schedule

Schedule H, line 4i--Schedule of Assets (Held at End of Year)............  9

             Report of Independent Registered Public Accounting Firm

Corporate Compensation and Organization
   Committee of Eaton Corporation
Eaton Electrical de Puerto Rico, Inc.--Plan Sponsor
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 4, 2004

                       Cutler-Hammer de Puerto Rico, Inc.
                            Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                            DECEMBER 31
                                        2003            2002
                                    ------------    ------------
ASSETS
Investments, at fair value:
 Common stock                       $  1,721,201    $  1,299,829
 Mutual funds                          3,994,102       3,490,366
 Common/collective trust funds        16,467,851      13,250,369
 Money market funds                        1,397           1,340
                                    ------------    ------------
Total investments                     22,184,551      18,041,904

Receivables:
 Contributions--Employer                  94,700          95,677
 Contributions--Participants             211,932         214,296
 Interest                                  3,797           3,124
 Net pending (purchase) sale              (3,770)         42,076
                                    ------------    ------------
Total receivables                        306,659         355,173
                                    ------------    ------------
Net assets available for benefits   $ 22,491,210    $ 18,397,077
                                    ============    ============

See notes to financial statements.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Investment income:
 Interest and dividends                                  $    86,618
 Net appreciation in fair value of investments             2,109,300
                                                         -----------
                                                           2,195,918

Contributions:
 Participants                                              2,302,509
 Employer                                                    959,893
                                                         -----------
                                                           3,262,402
                                                         -----------
                                                           5,458,320

DEDUCTIONS
Benefits paid to participants                              1,364,187
                                                         -----------
Net increase                                               4,094,133
Net assets available for benefits at beginning of year    18,397,077
                                                         -----------
Net assets available for benefits at end of year         $22,491,210
                                                         ===========

See notes to financial statements.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets except for the money market funds, which are stated at fair value as determined by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses. Dividends are recorded on the ex-dividend date.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

2. DESCRIPTION OF PLAN

Effective February 1, 1994, Eaton Electrical de Puerto Rico, Inc (the Company or the Plan Sponsor), which was formerly known as Cutler-Hammer de Puerto Rico, Inc., a wholly owned subsidiary of Eaton Corporation, established the Plan. The Plan provides that all employees of the Company are eligible immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation. The Company has agreed to voluntarily contribute 50% of the employee contributions not exceeding 3% of the total compensation of the employee.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF PLAN (CONTINUED)

Contributions are allocated by the employee to any of the five investment funds offered by the Plan.

Substantially all administrative, management fees and other expenses of the Plan shall be paid by the Company. Certain transaction costs are borne by the participants.

Each participant's account is credited with the participant's contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions. As of December 31, 2003, forfeitures held in a suspense account totaled $218,727 and will be used to reduce future company contributions.

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received by the Key Bank National Association (the Trustee) for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

3. INVESTMENTS

The Trustee of the Plan holds the Plan's investment assets and executes investment transactions.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                  DECEMBER 31
                                              2003          2002
                                           -----------   -----------
KeyBank EB Managed Guaranteed Investment
   Contract Fund                           $16,467,851   $13,250,369
KeyBank Victory Stock Index Fund             3,249,192     3,012,411
Eaton Corporation Common Shares              1,721,201     1,299,829

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Common stock                    $  483,222
Mutual funds                       752,297
Common/collective trust funds      873,781
                                ----------
                                $2,109,300
                                ==========

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         DECEMBER 31
                                                                     2003            2002
                                                                 ------------    ------------
Net assets available for benefits per the financial statements   $ 22,491,210    $ 18,397,077
Amounts allocated to withdrawing participants                        (186,514)       (319,313)
                                                                 ------------    ------------
Net assets available for benefits per Form 5500                  $ 22,304,696    $ 18,077,764
                                                                 ============    ============

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 2003
                                                             ------------
Benefits paid to participants per the financial statements   $  1,364,187
Add amounts allocated to withdrawing participants
   at December 31, 2003                                           186,514
Deduct amounts allocated to withdrawing participants
   at December 31, 2002                                          (319,313)
                                                             ------------
Benefits paid to participants per Form 5500                  $  1,231,388
                                                             ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the common stock of Eaton, the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2003, the Plan received $30,577 in common stock dividends from the Eaton Corporation.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                        EIN: 34-1756466 Plan Number: 002

                     Schedule H, line 4i--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2003

                                             DESCRIPTION OF     CURRENT
              IDENTITY OF ISSUE                INVESTMENT        VALUE
------------------------------------------   --------------   ------------
COMMON STOCK
Eaton Corporation Common Shares*              15,940 shares   $  1,721,201

MUTUAL FUNDS
Key Bank Victory Stock Index Fund*           197,160 shares      3,249,192
Vanguard Developed Markets Index
    Open-End Fund                             31,901 shares        249,149
Vanguard Balanced Index Fund
    Open-End Fund                             27,135 shares        495,761
                                                              ------------
                                                                 3,994,102
COMMON/COLLECTIVE TRUST FUNDS
Key Bank EB Managed Guaranteed Investment*
  Contract Fund                               933,758 units     16,467,851

MONEY MARKET FUND
Key Bank EB Money Market Fund*                  1,397 units          1,397
                                                              ------------
                                                              $ 22,184,551
                                                              ============

* Indicates a party-in-interest to the Plan.